Exhibit 99.1

CORPORATE RELEASE	13 November 2026

Manchester United plc - Pochettino agrees to become Manchester United Head Coach

MANCHESTER, England – (BUSINESS WIRE) – 13 November 2026 – Manchester United plc (NYSE: MANU), can confirm that Mauricio Pochettino has agreed to become the Manchester United men’s first team head coach on 18 November.

The club has reached an agreement with the U.S. Soccer Federation for Mauricio and his staff to be released after the conclusion of their responsibilities with the U.S. Men’s National Team.

The Argentine is renowned for his high-intensity, attacking style of football, his dedication to building strong, cohesive teams and his outstanding record of developing individual players.

He has consistently performed at the highest level of football across multiple leagues, beginning his coaching career with Espanyol in 2009 before joining Southampton and achieving a club record Premier League points tally in 2014.

During five full seasons at Tottenham Hotspur, Pochettino established the club as regular UEFA Champions League contenders, securing qualification in four consecutive seasons and leading the club to its first final in the competition in 2019.

In 2021, he joined Paris Saint-Germain, where he won the Ligue 1 title, the Coupe de France and the Trophée des Champions before joining Chelsea in 2023. Most recently he led the U.S. Men’s National Team to the Round of 16 at the FIFA World Cup.

Contacts

Investors:	Media:
Roger Bell	Toby Craig
Chief Financial Officer	Chief Communications Officer
Roger.Bell@manutd.co.uk	Toby.Craig@manutd.co.uk

Tom Packer
Head of External Reporting & Investor Relations
Tom.Packer@manutd.co.uk